Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

June 23, 2014

BARCLAYS

Investor Solutions

Barclays MLP ETN Suite

June 2014

Barclays Bank PLC ("Barclays") offers three Exchange Traded Notes ("ETNs") that are linked to different indices, each with a different format, that provide exposure to the MLP asset class. MLPs are master limited partnerships and limited liability companies, (collectively, "MLPs") that are publicly traded on a securities exchange. The majority of the MLPs that the ETNs provide exposure to operate in the oil and gas industries, owning infrastructure such as pipeline and processing plants that deliver energy products to the market. MLP revenues are based on the volume of energy commodities that are transported, stored or processed. MLPs make regular distribution payments and can be a source of potentially high, stable income if they perform as anticipated. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.** The ETNs are unsecured debt obligations of Barclays, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays to satisfy its obligations as they come due.

An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risks associated with the ETNs, please see "Selected Risk Considerations" below and the risk factors included in the relevant prospectus.

IMLP: iPath S&P MLP ETNs

The iPath® S&P MLP ETNs (the "IMLP ETNs") are linked to the performance of the consolidated Volume-Weighted Average Price ("VWAP") level of the S&P MLP Index. The S&P MLP Index is designed to provide exposure to leading partnerships that trade on major US exchanges and are classified in the GICS® Energy Sector and GICS® Gas Utilities Industry. The S&P MLP Index includes both master limited partnerships and publicly traded limited liability companies which have a similar legal structure to MLPs and share the same tax benefits as MLPs.

ATMP: Barclays ETN+ Select MLP ETNs

Barclays ETN+ Select MLP ETNs (the "ATMP ETNs") are linked to the performance of the consolidated Volume-Weighted Average Price ("VWAP") level of the Atlantic Trust Select MLP Index (Bloomberg ticker: BXIIATMP). The Atlantic Trust Select MLP Index is designed to provide exposure to a basket of midstream US and Canadian master limited partnerships, limited liability companies and corporations (collectively, "MLPs") in the GICS® Energy Sector and GICS® Gas Utilities Industry that trade on major US exchanges and meet certain eligibility criteria, including long-term credit rating, the portion of cash flow driven by midstream operations and size as measured by free-float market capitalization and average daily trading value. The index constituents may consist of both limited partnership ("LP") interests in MLPs and interests in the general partner ("GP") of an MLP.

OSMS: Barclays OFI SteelPath MLP ETNs

The Barclays OFI SteelPath MLP ETNs (the "OSMS ETNs") are linked to the Volume-Weighted Average Price ("VWAP") level of the Barclays OFI SteelPath Midstream MLP Index. The Barclays OFI SteelPath Midstream MLP Index is designed to track the performance of a basket of direct interests in master limited partnerships and limited liability companies (collectively, the "Index Constituents") organized in the United States that trade on certain US exchanges, are classified in the Midstream Oil & Gas category or Liquid Petroleum & Natural Gas Shippers category according to the Bloomberg Industry Classification System® ("BICS") and meet certain eligibility criteria for inclusion in the Index, including their distribution payment history and their size as measured by free-float market capitalization and average daily trading value.

Top 10 Index Constituents by Weighting

	S&P MLP Index		Atlantic Trust Select MLP Index		Barclays OFI SteelPath Midstream MLP Index	
	Ticker	Target Weight	Ticker	Target Weight	Ticker	Target Weight
1	EPD	13.26%	EPD	8.00%	ACMP	5.00%
2	KMP	8.67%	KMP	8.00%	MMP	5.00%
3	PAA	6.61%	MMP	8.00%	SXL	5.00%
4	ETP	5.39%	PAA	8.00%	EPD	5.00%
5	ETE	5.12%	ETP	7.52%	KMP	5.00%
6	MMP	4.81%	BPL	4.41%	ETP	5.00%
7	MWE	3.50%	WPZ	4.15%	PAA	5.00%
8	KMR	2.98%	ENB	4.00%	NGLS	5.00%
9	WPZ	2.79%	ETE	4.00%	ETE	4.84%
10	BPL	2.62%	KMI	4.00%	WES	4.73%

Source: S&P Dow Jones Indices, LLC, 10/18/2013. Source: Barclays, 04/15/2014. Source: Barclays, 04/11/2014.

Past performance is not indicative of future results.

ETN Ticker	IMLP	ATMP	OSMS
Yearly ETN Fee[1]	80	95	85
Index	S&P MLP Index	Atlantic Trust Select MLP Index	Barclays OFI SteelPath Midstream MLP Index
Index Composition/ Exposure	Focus on companies in the GICS Energy and Gas sectors	Midstream and investment grade focused including LPs and GPs	Composite of 35 prominent midstream energy MLPs
Index Cap	Modified cap-weighted index	Modified cap-weighted index	Modified cap-weighted index
Market Cap Requirement	$300 million	$500 million ($300 million for continued inclusion)	$300 million
Liquidity Requirements	Three-month average daily volume; $2 million notional	Three-month average daily volume; $5 million notional ($3 million for continued inclusion)	Three-month average daily volume; $3 million notional
Additional Requirements	Classification in either the GICS® Energy Sector or Gas Utilities Industry	Cash flows from midstream operations must account for at least 50% of total cash flows (35% for continued inclusion)	Maintained or increased distribution for prior two years. Minimum of two distributions to be eligible for inclusion.
Additional Screening Criteria		Investment grade rating for LP (GP needs investment grade rating for related LP)	Select 35 least commodity sensitive MLPs for inclusion based on trailing 12mo correlation to natural gas and oil; rank remaining 35 by yield
Number of Constituents	No limit on number of constituents	Minimum of 20, maximum of 100	Limit of 35 constituents
Weighting Limits	15% maximum limit for any one constituent; 45% maximum limit collectively for all constituents exceeding 4.5% individually	8% maximum limit for LPs; 4% maximum limit for GPs	Constituents sorted into quintiles based on distribution yield: 5% maximum weighting, quintiles representing 30%, 25%, 20%, 15%, 10%
Index Rebalancing	Yearly	Quarterly	Quarterly
Index Sponsor	S&P Dow Jones Indices LLC	Barclays Bank PLC	Barclays Capital Inc.

1. The Daily Fee Value on any calendar day is equal to the product of (1) the closing VWAP level on such calendar day **divided by** the VWAP factor and (2) the Yearly ETN Fee **divided by** 365. Because the Daily Fee Value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of (i) 0.80% per year for the IMLP ETN, (ii) 0.95% for the ATMP ETN and (c) 0.85% for the OSMS ETN, respectively.

The table above is a brief summary of select terms relating to the three Barclays MLP ETNs discussed in this document and is not inclusive of every feature of the respective ETNs. For additional information and risk considerations regarding both the ETNs and the Indices they track, please see the section entitled "Selected Risk Considerations" on the following page and the "Risk Factors" section in the relevant product prospectus.

Selected Risk Considerations An investment in any of the iPath ETNs or Barclays ETNs (the “ETNs”) discussed in this document involve risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplements. You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume-Weighted Average Price (“VWAP”) level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity. The Payment on the ETNs Is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the Index: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index. No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date. Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways. OSMS ETN Concentration Risk: The index constituents are companies in the Midstream Oil & Gas and Liquid Petroleum & Natural Gas Shippers categories, as determined by the Bloomberg Industry Classification System® (“BICS”). In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy infrastructure and midstream energy business MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding, the index constituents’ change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.
IMLP ETN Concentration Risk: The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS® classification system. In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector. ATMP ETN Concentration Risk: The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS® classification system. In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding, the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Tax Treatment: Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.barclays.com/etn/ofisteelpath or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free +1 877 764 7284, or you may request a copy from any other dealer participating in the offering.
OppenheimerFunds Distributor, Inc. (“OFDI”), doing business as OFI Global Asset Management, assists in the promotion of the Barclays OFI SteelPath MLP ETNs. OFDI is not affiliated with Barclays Capital Inc. or Barclays Bank PLC. BlackRock Investments, LLC assists in the promotion of the iPath ETNs. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.
Barclays Capital Inc. and its affiliates and BlackRock Investments, LLC, and its affiliates, do not provide tax advice. Any discussion of US federal income tax matters herein is provided as a matter of general information, and should not be construed to represent tax advice. Please be advised that any discussion of US tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding US tax-related penalties, and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. You should refer to the applicable prospectus for any relevant ETN, ETF or other investment for more detailed information, and should also consult your tax advisor prior to making any investment decision. The S&P MLP Index is a product of S&P Dow Jones Indices LLC and has been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC or any of its affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. “OFI SteelPath”, “OFI Global Asset Management”, the Four Hands Design Mark (#86085815), and the OFI Global Asset Management Design Mark (#86049459) are trademarks of
OFI SteelPath, Inc. (the “Index Selection Agent”) or its licensors, and have been licensed for use by Barclays Bank PLC in connection with the Barclays OFI SteelPath Midstream MLP Index. “Barclays” is a trademark of Barclays Bank PLC. Barclays Capital Inc. (the “Index Sponsor”) and the Index Selection Agent do not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and neither the Index Sponsor nor the Index Selection Agent shall have any liability for any errors, omissions, or interruptions therein. The Index Sponsor and the Index Selection Agent do not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance.
Atlantic Trust Select MLP Index is a trademark of Barclays Bank PLC. ©2014 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE
P0524 | CSNY501940 v5 | June 2014